Mail Stop 4561

July 15, 2008

Mr. Kevin R. Rhodes
Chief Financial Officer
Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, MA 01880

        Re: Edgewater Technology, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 17, 2008
             File No. 000-20971

Dear Mr. Rhodes:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Mark Kronforst
                    Accounting Branch Chief